As filed with the Securities and Exchange Commission on August 18, 2005

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933

TRANSMERIDIAN EXPLORATION INCORPORATED

(Exact name of registrant as specified in its charter)

Delaware	76-0644935
(State or other jurisdiction of incorporation or organization)	(I.R.S. employer identification number)

397 N. Sam Houston Pkwy E, Suite 300

Houston, Texas 77060

(281) 999-9091

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Earl W. McNiel

Vice President and Chief Financial Officer

397 N. Sam Houston Pkwy E, Suite 300

Houston, Texas 77060

(281) 999-9091

(Name, address, including zip code, and telephone number,

including area code, of agent for service)

Copy to:

Robert C. Beasley

Weycer, Kaplan, Pulaski & Zuber, P.C.

1400 Summit Tower, Eleven Greenway Plaza

Houston, Texas 77046

Approximate date of commencement of proposed sale to the public: From time to time as the selling stockholders may decide.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered (1)	Amount to be registered	Proposed maximum offering price per share	Proposed maximum aggregate offering price	Amount of registration fee
Common Stock	882,000	$1.91	$1,684,620	$198.27

(1)	Estimated solely for the purpose of determining the amount of the registration fee, based upon the closing price of the common stock as reported by the American Stock Exchange on August 16, 2005, in accordance with Rule 457(c) under the Securities Act of 1933.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS

TRANSMERIDIAN EXPLORATION INCORPORATED

COMMON STOCK

($.0006 par value)

We have prepared this prospectus to allow the selling stockholders to sell up to an aggregate of 882,000 shares of our common stock. We will not receive any of the proceeds from the sale of common stock by the selling stockholders.

The selling stockholders have advised us that they will sell the shares from time to time in the open market, on the American Stock Exchange, in privately negotiated transactions or a combination of these methods, at market prices prevailing at the time of sale, at prices related to the prevailing market prices, at negotiated prices, or otherwise as described under “Plan of Distribution.” We will pay all expenses of registration incurred in connection with this offering, but the selling stockholders will pay all of their selling commission, brokerage fees and related expenses.

Our common stock is traded on the American Stock Exchange under the symbol “TMY.” On August 16, 2005, the closing price of the common stock was $1.91 per share.

Investing in our common stock involves risks. You should carefully consider the risk factors beginning on page two (2) prior to investing in our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

August 18, 2005

No person has been authorized to give any information or to make any representations other than those contained in this prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized. This prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities to which it relates or an offer to sell or the solicitation of an offer to buy such securities in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in our affairs since the date hereof or that the information contained in this prospectus is correct as of any time subsequent to its date.

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PROSPECTUS SUMMARY

The following summary highlights information we present more fully elsewhere in this prospectus. This prospectus contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of various factors, including those described under the heading “Risk Factors” and elsewhere in this prospectus.

Transmeridian Exploration Incorporated (the “Company” or “Transmeridian”) was incorporated in the State of Delaware in April 2000. We are engaged in the business of development and production of oil and natural gas. Our activities are primarily focused on the Caspian Sea region of the former Soviet Union, and our primary oil and gas property is the South Alibek Field (“South Alibek” or the “Field”) in the Republic of Kazakhstan, covered by License 1557 and the related Exploration Contract. We conduct our operations in Kazakhstan through a 50% owned subsidiary, Caspi Neft TME (“Caspi Neft”), an open joint stock company organized under the laws of Kazakhstan. The remaining 50% of Caspi Neft is owned by Bramex Management, Inc. (“Bramex”).

Our principal executive offices are located at 397 N. Sam Houston Pkwy E, Suite 300, Houston, Texas 77060, and our telephone number is (281) 999-9091.

Unless the context otherwise requires, references to “Transmeridian,” “we,” “us,” “our” or the “Company” refer to Transmeridian Exploration Incorporated and its subsidiaries.

THE OFFERING

Common stock offered by the selling stockholders	882,000 shares

Common stock to be outstanding after the offering	105,416,470 shares(1)

Use of proceeds	We will not receive any proceeds from the sale of the shares of common stock offered by this prospectus.

American Stock Exchange	TMY

(1)	The number of shares of our common stock that are to be outstanding after this offering is based on the number of shares outstanding on August 16, 2005, after giving effect to the conversion of the Company’s Series A Cumulative Convertible Preferred Stock and the issuance of shares in connection with the exercise of outstanding warrants.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors and all other information contained in this prospectus before investing in our common stock. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment.

Limited Capital Resources and Liquidity

We are in the early stages of establishing production and revenues from the development of our primary property in Kazakhstan and we were considered a Development Stage Company prior to 2004. Our ability to realize the carrying value of our assets is dependent on being able to produce and sell significant quantities of oil from the South Alibek Field.

Exploration and Development Risks

Our success is dependent on finding, developing and producing economic quantities of oil and gas. Our future drilling operations may not be successful in finding and producing economic reserves. We are also subject to operating risks normally associated with the exploration, development and production of oil and gas. These risks include high pressure or irregularities in geological formations, blowouts, cratering, fires, shortages or delays in obtaining equipment and qualified personnel, equipment failure or accidents, and adverse weather conditions, such as winter snowstorms. These risks can result in catastrophic events, or they may result in higher costs and operating delays. We maintain very limited insurance coverage and such coverage may not be effective to fully compensate for these risks. In many cases, such coverage is either not available or is not cost-effective.

Oil and Gas Reserve Risks

The oil and gas reserve data shown in our filings with the Securities Exchange Commission (“SEC”) represent estimates only and are not intended to be a forecast or fair market value of our assets. The economic success of the Field is dependent on finding and developing sufficient reserves and rates of production to generate positive cash flow and provide an economic rate of return on our investments in the Field. In addition, our reserves are contained in carbonate reservoirs, and there is a larger uncertainty inherent in carbonate reservoirs as compared to sandstone reservoirs.

Risks of International Operations

We are subject to risks inherent in international operations, including adverse governmental actions, political risks, expropriation of assets, loss of revenues and the risk of civil unrest or war. Our primary oil and gas property is located in Kazakhstan, which until 1990 was part of the Soviet Union. Kazakhstan retains many of the laws and customs from the former Soviet Union, but has developed and is continuing to develop its own legal, regulatory and financial systems. As the political and regulatory environment changes, we may face uncertainty about the interpretation of our agreements and in the event of dispute, may have limited recourse within the legal and political system.

We have been granted a long-term production contract for the South Alibek Field by the Ministry of Energy and Mineral Resources, and have concluded negotiations, through CaspiNeft, of the final commercial terms. We anticipate that the documentation process will be concluded and that a production contract will be executed by the end of August 2005. The Company has the exclusive right to negotiate this contract for the Field, and the government is required to conduct these negotiations under Kazakhstan’s “Law of Petroleum.” Such contracts are customarily awarded upon determination that the field is capable of commercial rates of production and that the applicant has complied with the other terms of its license and exploration contract. However, the Company is not guaranteed the right to a production contract. The terms of the production contract establish the royalty and other payments due to the government in connection with commercial production. If the production contract is not executed, it could have a material adverse effect on our financial position.

Marketing and Oil Prices

Our future success is dependent on being able to transport and market our production either within Kazakhstan or preferably through export to international markets. Thus, our revenues could be adversely affected by issues which are outside our control relating to the crude oil transportation infrastructure both within and outside Kazakhstan. The exportation of oil from Kazakhstan depends on access to transportation routes, primarily pipeline systems, which can have limited available capacity and are subject to other restrictions. Pipeline access is the preferred and most cost effective method to sell crude oil production into the export market, and thus the Company is subject to the risk that unless the Company obtains access to pipelines to transfer crude oil out of Kazakhstan, the price at which the Company sells its crude oil may be well below world market prices. We currently ship our oil by rail from the oil storage facility. Our longer-term plans include the shipment of oil by pipeline. We would expect the implementation of these plans to result in higher realized prices than our current marketing arrangements, but we cannot be assured that we will be successful in implementing these plans.

The prices we have received through June 30, 2005 for the sale of our crude oil been significantly less than the full world market price for crude oil. For example, during the six month period ended June 30, 2005, we sold 169,176 Bbls at an average price of $19.29 per Bbl. In comparison to the full world market price for crude oil at such times, these prices were significantly lower. The Company believes the primary reason we have not received the full world market price is because we have not been producing crude oil in sufficient quantities to attract customers that supply the world oil markets. Unless we are able to produce crude oil in sufficient quantities to attract customers that supply the world oil markets, the price at which we are able to sell crude oil will be significantly lower than the full world market price, and the Company will be at a competitive disadvantage compared to other exploration and production companies that receive full world market price for their crude oil. See “Business—Customers.”

In addition, prices of oil and gas are subject to significant volatility in response to changes in supply, market uncertainty and a variety of other factors beyond our control. There are currently no economic markets for our natural gas production and our gas reserves have been given no value in the future net cash flow data presented herein.

Environmental Risks

As an owner and operator of oil and gas properties, we are subject to various laws and regulations relating to discharge of materials into, and protection of, the environment. These laws and regulations may impose liability on us for the cost of pollution cleanup resulting from operations and could subject us to liability for pollution damages.

Transferability of Our Common Shares

Because our stock price is less than $5.00, broker-dealers face additional restrictions on transactions in our stock. Such restrictions include the requirement to deliver to purchasers a standardized risk disclosure document prepared by the SEC, which specifies information about low-priced stocks and the risks involved with such investments. Additionally, these rules require that broker-dealers make a written determination that the stock is a suitable investment for the purchaser and receive the purchaser’s written consent to the transaction. These factors could adversely affect the liquidity, trading volume and transferability of our common shares.

Control by Our Officers and Directors

In the aggregate, our executive officers and directors control approximately 24.3% of the outstanding shares of our common stock, representing approximately 20% of the combined common and Series A Preferred shares outstanding, voting together as one group. These stockholders, acting together, would be able to significantly influence matters requiring stockholder approval.

Key Personnel

Our success is dependent on the performance of our senior management and key technical personnel. The loss of our Chief Executive Officer or other key employees could have an adverse effect on our business.

We do not have employment agreements in place with all of our senior management or key employees.

Volatility of Stock Price

Our stock price has been and continues to be highly volatile. We believe this volatility is due to, among other things:

•	The results of our drilling program,

•	Current expectations of our future financial performance,

•	Commodity prices of oil and natural gas, and

•	The volatility of the stock market in general.

Future Sales of our Common Stock May Affect Market Prices

In addition to the registration statement to which this prospectus forms a part, holders of our common stock representing up to 8,101,410 shares of common stock currently have registration rights pursuant to which such holders may require the Company to register such shares of common stock. Any sales of such shares may also decrease the market price of our common stock.

Preferred Stock May Have Greater Rights than Common Stock

We are permitted in our charter to issue up to 5,000,000 shares of preferred stock. We can issue shares of our preferred stock in one or more series and can set the terms of the preferred stock without seeking any further approval from our common stockholders. Any preferred stock that we issue may rank ahead of our common stock in terms of dividend priority or liquidation premiums and may have greater voting rights than our common stock. At June 30, 2005, we had outstanding 1,785.714 shares of Series A Cumulative Convertible Preferred Stock. These shares of preferred stock have rights senior to our common stock with respect to dividends and liquidation. In addition, such preferred stock may be converted into shares of common stock, which could dilute the value of common stock to current stockholders and could adversely affect the market price of our common stock.

FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking” statements within the meaning of the federal securities laws. The forward-looking information includes statements concerning our outlook for the future, as well as other statements of beliefs, future plans and strategies or anticipated events, and similar expressions concerning matters that are not historical facts. Forward-looking information and statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in, or implied by, the statements. These risks and uncertainties include those described under “Risk Factors” or in other documents we file with the SEC and incorporate by reference into this prospectus.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the shares of common stock offered by this prospectus.

BUSINESS

Transmeridian Exploration Incorporated (the “Company” or “Transmeridian”) was incorporated in the State of Delaware in April 2000. We are engaged in the business of development and production of oil and natural gas. Our activities are primarily focused on the Caspian Sea region of the former Soviet Union, and our primary oil and gas property is License 1557 and the related exploration contract (the “Exploration Contract”) for the development of the South Alibek Field (“South Alibek” or the “Field”) in the Republic of Kazakhstan. We conduct our operations in Kazakhstan through a 50%-owned subsidiary, Caspi Neft TME (“Caspi Neft”), an open joint stock company organized under the laws of Kazakhstan. The remaining interest in Caspi Neft is owned by Bramex Management, Inc. (“Bramex”).

The primary assets of Caspi Neft are License 1557 covering the South Alibek Field, the Exploration Contract and related oil and gas property and equipment. The License covers 14,111 acres. The Exploration Contract carried a six-year initial term expiring in April 2005, which has been extended to April 2007. The Company is eligible for one additional two-year extension through April 2009. The Company has fulfilled the initial capital expenditure requirement under the Exploration Contract of approximately $18.0 million. In connection with the two-year extension through April 2007, the Company has committed to an additional work program of $30.5 million. During the primary term and the extended term, the Company can produce and sell oil, subject to a royalty of 2%. The Exploration Contract also contains a provision which will allow the government to recover, from future revenues, approximately $4.9 million of exploration costs incurred by the government prior to the Company’s acquisition of its interest in the Field. The final terms for recovery of these costs will be contained in a production contract for the Field entered into with the government of Kazakhstan (the “Production Contract”).

The Company’s primary emphasis since inception has been the exploration and development of the Field, and the Company had total capitalized costs of approximately $81.0 million in property and equipment as of December 31, 2004. This amount includes the initial costs of acquiring the Field, workover and drilling costs and the costs of support facilities, including a drilling rig dedicated to the Field. The Field has six wells which have proved reserves, four of which are currently producing, and a seventh well is being drilled. These wells and subsequent wells will delineate the extent and reserve potential of the Field. The economic success of the Field is dependent on finding and developing sufficient reserves and rates of production to generate positive cash flow and provide an economic rate of return on the investment in the Field. In order to sell significant quantities of oil from the Field over the long term, the Company must reach final agreement on and execute the Production Contract. In late June, the Company reached agreement with the Ministry of Energy and Mineral Resources regarding the principal terms of the Production Contract. We expect that the process to finalize the documentation and execution of the Production Contract will be completed prior to the end of August 2005.

We are in the early stages of developing the South Alibek Field. As of December 31, 2004, 4,476,364 barrels of oil (“Bbls”), or 17% of Caspi Neft’s proved reserves, were classified as proved developed reserves. The balance of our estimated reserves are classified as proved undeveloped and will require the drilling of future wells to produce these reserves. We have an active development program in the Field, including plans to drill wells which are not currently included within the boundaries of our proved reserves.

At December 31, 2004, the Company’s 50% share of Caspi Neft’s estimated total proved reserves were 26,813,736 Bbls. All of these reserves are attributable to the South Alibek Field. The present value of estimated future net revenues before income taxes, discounted at 10% per annum, based on prices being received at the end of the year, with assumptions held constant throughout the producing life of the reserves, was $219,996,017. After deducting estimated future taxes, the net present value of such reserves was $176,841,559. The total proved reserve estimates and the net present value before income tax have been prepared by Ryder Scott Company, an independent petroleum engineering company, in accordance with SEC guidelines.

In February 2004, Bramex Management exercised its option to acquire 50% of the common stock of Caspi Neft. Thus, our equity ownership of Caspi Neft was reduced to 50%, which reduces our effective net interest in the proved reserves of the Field.

The following table presents the Company’s net proved oil reserves and future net revenue for the year ended December 31, 2004:

Net Proved Crude Oil Reserves and Future Net Cash Flows

as of December 31, 2004

(Quantities in Barrels)

Actual
Proved Developed	4,476,364
Proved Undeveloped	22,337,372

Total Proved Reserves	26,813,736

Future Net Income Before Income Taxes, Discounted at 10%	$219,996,017

Standardized Measure of Future Net Cash Flows	$176,841,559

The Company’s interest in South Alibek will be reduced in the future by a 10% carried working interest conveyed to Kornerstone Investment Group Ltd. (Kornerstone) in connection with the acquisition of the Field. Under the terms of this carried interest, the Company is required to pay all acquisition, exploration, development and operating costs attributable to the 10% carried interest and is entitled to receive all revenues attributable to the 10% carried interest until the Company’s costs are recovered. Thereafter, Kornerstone will participate as a 10% working interest owner in the Field. The effect of the carried interest is reflected in the calculation of our net proved reserves.

Strategy

Our business strategy is focused on building reserves, production and cash flow through (a) the acquisition and development of oil and gas reserves, (b) exploring for new reserves, and (c) optimizing production and value from the existing reserve base. We prefer to target oil and gas properties that meet our objectives of (1) low up-front acquisition costs, (2) identified reserves, (3) significant upside reserve potential, (4) reasonably short payback period, (5) lower than average international finding costs and (6) without significant exploration risk. Through the contacts, technical knowledge and experience of our management team, we believe we can successfully identify and acquire additional properties in Kazakhstan and the Caspian Sea region. The execution of our business strategy is largely dependent on the successful development of the South Alibek Field, which is intended to provide a base of production, operations and cash flow to exploit future opportunities.

Recent Activity

As of August 15, 2005, the Company had drilled six wells in its evaluation and development program, including the SA-14 completed in May 2005. In continuation of the South Alibek development program, drilling commenced on the SA-3, the seventh of 21 identified proven well locations within the Field, in April 2005. The SA-3 site is approximately 2,200 feet southwest of SA-17 and is in a similar flank location in the Field as SA-14. The well had reached a depth of approximately 11,500 feet as of August 15 and thus far has exhibited all the anticipated indications of the South Alibek geological structure and expected hydrocarbon-bearing zones. Programmed depth is 12,600 feet. The Company anticipates completion of this well to begin in the third week of September with initial flow results by mid-October. Well SA-14 and SA-3 are expected to allow for continued extension of the previously estimated area containing proved reserves and to support proved reserves additions for 2005.

A comprehensive evaluation program on the existing wells has been completed. Each well was systematically reviewed to determine its potential, and we conducted dynamic flow testing to identify zones where increased productivity could be realized. Based on the results of the flow testing and evaluation, we are planning workover and recompletion activity to boost production as described below.

The SA-5 has been shut-in to replace a leaking packer and open additional net oil pay in the KTII formation. This work is expected to be completed in August. Production from well SA-17 is being constrained by water flow from a suspected split casing collar, possibly damaged during the hydraulic fracture treatment performed earlier this year. A workover to isolate the damaged portion of the well and to potentially open additional intervals is planned, and this work is expected to be completed by the end of September 2005. In addition, an acid stimulation treatment may be performed to further enhance production. SA-2 has been selected as the first well for installation of an electric submersible pump. The well is currently producing, but we believe the rate can be significantly increased with this pump, which is expected to be installed in September 2005. Installation of pumps in other wells will be considered pending the results on the SA-2. Well SA-1 is shut-in for acid stimulation treatment of up to 164 feet of the KTII. The work is expected to be completed in late August 2005. The development well SA-14 was treated with a minor acid wash upon initial completion in May 2005. It is now being considered for a more thorough acid stimulation treatment, as the dynamic flow analysis indicated that only 42% of the 134 feet of perforated KTII is flowing.

The Company has executed a new contract for up to three additional drilling rigs at a fixed turnkey price. The first new rig is scheduled for delivery in late October and should be drilling in early November 2005. The next two rigs are scheduled to start work in the first quarter of 2006. Each rig is contracted to drill twelve wells over the term of the contract. In addition, changes are being implemented to the drilling program under the new contract to reduce the cost and time to drill development locations in the Field.

We expect the Central Production Facility to be completed by year-end. The storage units in the facility are operational and provide a total storage capacity of approximately 47,000 Bbls at the Field.

Work to connect the Central Production Facility to the KazTransoil pipeline station near the Field has begun. The route for the 1,500 meter ten-inch line has been surveyed and permits for construction have been submitted. The Company anticipates that work for installation of the metering and pumping equipment will commence after the spring thaw in 2006 and that the completed delivery system for pipeline sales will be available late that year.

We have been granted a long-term production contract for the South Alibek Field by the Ministry of Energy and Mineral Resources, and have concluded negotiations, through CaspiNeft, of the final commercial terms. We anticipate that the documentation process will be concluded and that a production contract will be executed by the end of August 2005.

Customers

We began oil sales from the Field during the second quarter of 2003. Until pipeline transfer connections are completed, we are storing our oil at both the Central Production Facility and at a nearby rail terminal until it is transferred to the buyer. Through June 30, 2005, 100% of our sales were in the domestic market, to six different purchasers. In August, 2005, we began sales in the export market by rail, pursuant to arrangements providing for a price based on world market crude oil prices less a transportation and quality discount. Under these arrangements, the Company is receiving an approximate 80% price increase over the previous sales agreements for the field based on recent world market prices. See “Risk Factors: Marketing and Oil Prices” regarding various risk factors relating to marketing and crude oil prices.

Competition

The oil and gas industry is highly competitive, and our future business plans could be jeopardized by competition from larger and better-financed companies. We compete for reserve acquisitions, exploration leases, licenses, concessions and marketing agreements against companies with financial and other resources substantially greater than ours. Many of our competitors have more established positions and stronger governmental relationships, which may make it more difficult for us to compete effectively with them.

Government Regulation

Our operations are subject to various levels of government controls and regulations in the United States and in the Republic of Kazakhstan. We attempt to comply with all legal requirements in the conduct of our operations and employ business practices which we consider to be prudent under the circumstances in which we operate. It is not possible for us to separately calculate the costs of compliance with environmental and other governmental regulations as such costs are an integral part of our operations.

In the Republic of Kazakhstan, legislation affecting the oil and gas industry is under constant review for amendment or expansion. Pursuant to such legislation, various governmental departments and agencies have issued extensive rules and regulations which affect the oil and gas industry, some of which carry substantial penalties for failure to comply. These laws and regulations can have a significant impact on the industry by increasing the cost of doing business and, consequentially, can adversely affect our profitability. Inasmuch as new legislation affecting the industry is commonplace and existing laws and regulations are frequently amended or reinterpreted, we are unable to predict the future cost or impact of complying with such laws and regulations.

Offices and Employees

Our corporate headquarters office is in Houston, Texas, where we lease 6,725 square feet of office space. As of July 31, 2005, we had 9 full-time employees in Houston. We also maintain two offices in Kazakhstan, operated by Caspi Neft. Caspi Neft’s administrative offices are in Aktobe where it leases approximately 9,020 square feet of office space and has 60 full-time employees. Caspi Neft’s field operations for the South Alibek Field have approximately 60 employees. Caspi Neft also maintains a small administrative office in Almaty, Kazakhstan with five employees.

Availability of Reports

Transmeridian makes available free of charge on its internet website, www.tmei.com, its Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13 (a) or 15 (d) of the Securities Act of 1934 as soon as reasonably practicable after it electronically files or furnishes them to the Securities and Exchange Commission. Such filings and reports are also available from the Securities and Exchange Commission at its website at www.sec.gov.

SELLING STOCKHOLDERS

The selling stockholders may from time to time offer and sell pursuant to this prospectus any or all of the shares of common stock registered hereby.

The table below sets forth the name of the selling stockholder and the number of shares of common stock that each selling stockholder may offer pursuant to this prospectus. Unless set forth below, to our knowledge, none of the selling stockholders has, or within the past three years has had, any material relationship with us or any of our predecessors or affiliates.

The selling stockholders may from time to time offer and sell any or all of the shares under this prospectus. Because the selling stockholders may offer all or some of the common stock offered pursuant to this prospectus, we cannot estimate how many shares of common stock that the selling stockholders will hold upon consummation of any such sales.

	Shares Beneficially Owned Before the Offering			Number of Shares Being Offered	Shares Beneficially Owned After the Offering(1)
Name and Address of Beneficial Owner	Number	Percent(2)		Number	Number	Percent
Banque Vontobel Place de 1’ Universite 6 Ch-1205 Geneva	112,000		*	112,000	0	0

Banque Privee Edmond De Rothschild Europe 3, Bld. Joseph II Por 979 L-2016 Luxembourg	770,000		*	770,000	0	0

Totals	882,000		*	882,000	0	0

*	Less than 1%.

(1)	Assumes all shares of common stock offered hereby are sold.

(2)	Based on the number of shares outstanding on August 16, 2005.

PLAN OF DISTRIBUTION

We are registering the shares of common stock on behalf of the selling security holders. Sales of shares may be made by selling security holders, including their respective donees, transferees, pledgees or other successors-in-interest directly to purchasers or to or through underwriters, broker-dealers or through agents. Sales may be made from time to time on the American Stock Exchange or any exchange upon which our shares may trade in the future, in the over-the-counter market or otherwise, at market prices prevailing at the time of sale, at prices related to market prices, or at negotiated or fixed prices. The shares may be sold by one or more of, or a combination of, the following:

•	a block trade in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction (including crosses in which the same broker acts as agent for both sides of the transaction);

•	purchases by a broker-dealer as principal and resale by such broker-dealer, including resales for its account, pursuant to this prospectus;

•	ordinary brokerage transactions and transactions in which the broker solicits purchases;

•	through options, swaps or derivatives;

•	in privately negotiated transactions;

•	in making short sales or in transactions to cover short sales; and

•	put or call option transactions relating to the shares.

The selling security holders may effect these transactions by selling shares directly to purchasers or to or through broker-dealers, which may act as agents or principals. These broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling security holders and/or the purchasers of shares for whom such broker-dealers may act as agents or to whom they sell as principals, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). The selling security holders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities.

The selling security holders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with those transactions, the broker-dealers or other financial institutions may engage in short sales of the shares or of securities convertible into or exchangeable for the shares in the course of hedging positions they assume with the selling security holders. The selling security holders may also enter into options or other transactions with broker-dealers or other financial institutions which require the delivery of shares offered by this prospectus to those broker-dealers or other financial institutions. The broker-dealer or other financial institution may then resell the shares pursuant to this prospectus (as amended or supplemented, if required by applicable law, to reflect those transactions).

The selling security holders and any broker-dealers that act in connection with the sale of shares may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act of 1933, and any commissions received by broker-dealers or any profit on the resale of the shares sold by them while acting as principals may be deemed to be underwriting discounts or commissions under the Securities Act. The selling security holders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares against liabilities, including liabilities arising under the Securities Act. We have agreed to indemnify each of the selling security holders and each selling security holder has agreed, severally and not jointly, to indemnify us against some liabilities in connection with the offering of the shares, including liabilities arising under the Securities Act.

The selling security holders will be subject to the prospectus delivery requirements of the Securities Act. We have informed the selling security holders that the anti-manipulative provisions of Regulation M promulgated under the Securities Exchange Act of 1934 may apply to their sales in the market.

Selling security holders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of Rule 144.

Upon being notified by a selling security holder that a material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, we will file a supplement to this prospectus, if required pursuant to Rule 424(b) under the Securities Act, disclosing:

•	the name of each such selling security holder and of the participating broker-dealer(s);

•	the number of shares involved;

•	the initial price at which the shares were sold;

•	the commissions paid or discounts or concessions allowed to the broker-dealer(s), where applicable;

•	that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and

•	other facts material to the transactions.

In addition, if required under applicable law or the rules or regulations of the Commission, we will file a supplement to this prospectus when a selling security holder notifies us that a donee or pledgee intends to sell more than 500 shares of common stock.

We are paying all expenses and fees in connection with the registration of the shares. The selling security holders will bear all brokerage or underwriting discounts or commissions paid to broker-dealers in connection with the sale of the shares.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational reporting requirements of the Securities Exchange Act of 1934, which requires us to file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document that we file at the Public Reference Room of the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the Securities and Exchange Commission at 1-800-SEC-0330. You may also inspect our filings at the regional offices of the Securities and Exchange Commission or over the Internet at the Securities and Exchange Commission’s website at http://www.sec.gov. Our common shares are listed on the American Stock Exchange under the symbol “TMY.”

The Securities and Exchange Commission allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the Securities and Exchange Commission will automatically update and supercede this information. We incorporate by reference the documents listed below and any future filings made with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until all of the securities that we have registered under the registration statement of which this prospectus forms a part have been sold.

•	Annual Report on Form 10-K for the year ended December 31, 2004, as amended by the Form 10-K/A as filed on April 21, 2005,

•	Quarterly Reports on Form 10-Q for the quarters ended June 30, 2005 and March 31, 2005,

•	Current Reports on Form 8-K filed on August 4, 2005, May 20, 2005 and April 13, 2005,

•	Registration Statement on Form 8-A12B declared effective by the Commission on March 15, 2005.

You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

Transmeridian Exploration Incorporated

Attn: Vice President and Chief Financial Officer

397 N. Sam Houston Pkwy E, Suite 300

Houston, Texas 77060

LEGAL MATTERS

Certain matters with respect to the validity of the shares of common stock offered hereby will be passed upon for us by Weycer, Kaplan, Pulaski & Zuber, P.C., Houston, Texas.

EXPERTS

The consolidated financial statements of Transmeridian Exploration Incorporated as of December 31, 2004 and for the three years then ended incorporated by reference in this Prospectus have been audited by John A. Braden & Company, P.C., an independent registered public accounting firm, to the extent and for the period set forth in their report incorporated herein by reference, and are incorporated herein in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

Our oil and gas reserves in Kazakhstan have been reviewed by our independent reserve engineers, Ryder Scott Company, as stated in their report thereon. Our disclosures of our domestic oil and gas reserves in Kazakhstan included in our Annual Report on Form 10-K for the year ending December 31, 2004, have been presented in reliance upon the authority of such firm as experts in petroleum engineering.

TRANSMERIDIAN EXPLORATION INCORPORATED

PROSPECTUS

August 18, 2005

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14	Other Expenses of Issuance and Distribution

The table below sets forth the expenses to be incurred by us in connection with the issuance and distribution of the shares registered for offer and sale hereby, other than underwriting discounts and commissions. All amounts shown represent estimates except the Securities Act registration fee.

Registration fee under the Securities Act	$198.27
Accountants’ fees and expenses	3,000.00
Legal fees and expenses	2,000.00
Miscellaneous	2,000.00

Total	$7,198.27

Item 15	Indemnification of Directors and Officers

Under Section 145 of the General Corporation Law of the State of Delaware (“Delaware Law”), a Delaware corporation may indemnify its directors, officers, employees and agents against expenses (including attorneys fees), judgments, fines and settlements in nonderivative suits, actually and reasonably incurred by them in connection with the defense of any action, suit or proceeding in which they or any of them were or are made parties or are threatened to be made parties by reason of their serving or having served in such capacity. Delaware law, however, provides that such person must have acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and in the case of a criminal action, such person must have had no reasonable cause to believe his or her conduct was unlawful. Section 145 further provides that in connection with the defense or settlement of any action by or in the right of the corporation, a Delaware corporation may indemnify its directors and officers against expenses actually and reasonably incurred by them if, in connection with the matters in issue, they acted in good faith, in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made with respect to any claim, issue or matter as to which such person has been adjudged liable for negligence or misconduct unless the Court of Chancery or the court in which such action or suit is brought approves such indemnification. Section 145 further permits a Delaware corporation to grant its directors and officers additional rights of indemnification through bylaw provisions and otherwise, and to purchase indemnity insurance on behalf of its directors and officers. Indemnification is mandatory to the extent a claim, issue or matter has been successfully defended.

Article Seventh of our certificate of incorporation and Article 10.02 of our bylaws provide, in general, that we shall indemnify our directors and officers under certain of the circumstances defined in Section 145. We have entered into agreements with each member of our board of directors pursuant to which we will advance to each director costs of litigation in accordance with the indemnification provisions of our Certificate of Incorporation and bylaws.

Item 16	Exhibits

*5.1	Opinion of Weycer, Kaplan, Pulaski & Zuber, P.C.

10.1	Form of Subscription Agreement (incorporated by reference to filing in Form 8-K filed August 4, 2005)

*23.1	Consent of Independent Registered Public Accounting Firm—John Braden & Co.

*23.2	Consent of Ryder Scott Company (Independent Reserve Engineers)

*23.3	Consent of Weycer, Kaplan, Pulaski & Zuber, P.C. (contained in Exhibit 5.1)

24	Power of Attorney (included in signature page)

*	Filed herewith.

Item 17	Undertakings

The undersigned registrants hereby undertake:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933.

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b), if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the SEC by the registrants pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) For purposes of determining any liability under the Securities Act of 1933, each filing of each such registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(5) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of each registrant pursuant to the foregoing provisions, or otherwise, the registrants have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by a registrant of expenses incurred or paid by a director, officer or controlling person of such registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, each registrant agrees that it will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(i)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by such registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(ii)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Transmeridian Exploration Incorporated certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on August 18, 2005.

TRANSMERIDIAN EXPLORATION INCORPORATED

By:	/s/ LORRIE T. OLIVIER
Lorrie T. Olivier
President and Chief Executive Officer

Power Of Attorney

Each individual whose signature appears below constitutes and appoints Lorrie T. Olivier and Earl W. McNiel, and each of them, his true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign and file: (i) any and all amendments, including post-effective amendments, to this Registration Statement, with all exhibits, and all documents in connection therewith, and (ii) a Registration Statement, and any and all amendments, relating to the offering covered hereby filed pursuant to Rule 462(b) under the Securities Act of 1933, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary or desirable to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or either of them, or their substitutes or his substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Date	Signature	Title

August 18, 2005	/s/ LORRIE T. OLIVIER	Chairman of the Board, President and Chief Executive Officer (Principal Executive Officer)
Lorrie T. Olivier

August 18, 2005	/s/ EARL W. MCNIEL	Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)
Earl W. McNiel

August 18, 2005	/s/ PHILIP J. MCCAULEY	Director
Philip J. McCauley

August 18, 2005		Director
Dr. J. Fernando Zuniga y Rivero

August 18, 2005	/s/ JAMES H. DORMAN	Director
James H. Dorman

August 18, 2005	/s/ GEORGE E. REESE	Director
George E. Reese

August 18, 2005	/s/ MARVIN CARTER	Director
Marvin Carter

Exhibit Index

Exhibit

*5.1	Opinion of Weycer, Kaplan, Pulaski & Zuber, P.C.

10.1	Form of Subscription Agreement (incorporated by reference to filing in Form 8-K filed August 4, 2005)

*23.1	Consent of Independent Registered Public Accounting Firm John Braden & Co., P.C.

*23.2	Consent of Ryder Scott Company (Independent Reserve Engineers)

*23.3	Consent of Weycer, Kaplan, Pulaski & Zuber, P.C. (contained in Exhibit 5.1)

24	Power of Attorney (included in signature page)

*	Filed herewith.